June 11, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Yorkville International Capital Corp. (the “Company”) Registration Statement on Form S-1 File No. 333-295912

Ladies and Gentlemen:

As the underwriter of the proposed offering of Yorkville International Capital Corp. (the “Company”), we hereby withdraw our prior letter to join the acceleration request of the Company dated June 9, 2026 for the above-referenced Registration Statement.

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of the Company that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on June 15, 2026, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through June 11, 2026, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated June 4, 2026, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

COHEN & COMPANY CAPITAL MARKETS, A DIVISION OF COHEN & COMPANY SECURITIES, LLC,

By:	/s/ Jerry Serowik
Name: Jerry Serowik Title: Senior Managing Director